

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Mikhail Zhukov
Chief Executive Officer
HeadHunter Group PLC
9/10 Godovikova Street
Moscow, 129085
Russia

> **Re: HeadHunter Group PLC**
> **Registration Statement on Form F-3**
> **Filed June 30, 2020**
> **File No. 333-239560**

Dear Mr. Zhukov:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: J. David Stewart, Esq.